November 24, 2008

VIA FAX, OVERNIGHT MAIL AND EDGAR

John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 7010

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

Re:	McGrath RentCorp Form 10-K
Filed February 25, 2008
File No. 0-13292

Dear Mr. Hartz:

On behalf of McGrath RentCorp, a California corporation (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 28, 2008 (the “Staff Letter”) with respect to the Company’s Form 10-K filed February 25, 2008 (the “Form 10-K”).

For the Staff’s convenience, we have reproduced the comment from the Staff Letter in full below and the comment is followed by the Company’s response. This letter is being sent via facsimile to fax number 202-772-9369 and via overnight courier to your attention and will be filed on EDGAR tagged as correspondence.

FORM 10-K for Fiscal Year Ended December 31, 2007

Cover Page

1.	Since Nasdaq is now an exchange, please indicate in future filings that your common Stock is registered under Section 12(b) of the Act.

RESPONSE: In future filings, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2008, the Company will comply with the recommendation made by the Staff.

Securities and Exchange Commission

November 24, 2008

Page Two

Item 1A. Risk Factors, page 13

2.	In future filings, please delete the third and fourth sentences in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

RESPONSE: Beginning with the Company’s Form 10-Q for the fiscal quarter ended September 31, 2008, the Company has complied with recommendation made by the Staff. The first paragraph under Risk Factors reads as follows:

“You should carefully consider the following discussion of various risks and uncertainties. We believe these risk factors are the most relevant to our business and could cause our results to differ materially from the forward-looking statements made by us. Our business, financial condition, and results of operations could be seriously harmed if any of these risks or uncertainties actually occur or materialize. In that event, the market price for our common stock could decline, and you may lose all or part of your investment.”

DEFINITIVE PROXY STATEMENT

Executive Compensation and Other Information, page 14

2007 Executive Compensation Elements, page 16

3.	We note that the 2007 profitability component of the executive officers’ incentive awards was based on the company’s pre-tax income and that a new profitability component for 2008 is rental return on rental equipment. In future filings, please disclose in greater detail how these financial performance components were calculated. For example, quantify the gross margin on rents, direct SG&A, and the monthly average original acquisition costs of equipment. See Item 402(b)(2)(v) and (vi) of Regulation S-K. Please also describe in greater detail the elements of personal annual priorities that are taken into account when determining annual cash incentive bonuses for each named executive officer. See Item 402(b)(2)(vii) of Regulation S-K.

RESPONSE: In future filings, beginning with the Company’s Definitive Proxy Statement for the fiscal year ended December 31, 2008, the Company will comply with the recommendations made by the Staff, as specified below.

In future filings the Company will disclose how financial performance components are calculated as follows:

Pre-tax income is calculated in the Company’s income statement. Divisional gross margin less direct SG&A profitability is calculated at a division (or business segment) level. The calculation adds gross margin from rental operations, sales and other revenues and then subtracts direct selling, general and administrative (“SG&A”) costs that are incurred at the division (or business segment) but excludes corporate overhead costs incurred that are allocated to the division (or business segment). Rental return on rental equipment is calculated by taking gross margin on rents and subtracting direct SG&A, then dividing the result by the monthly average original acquisition cost of equipment (including held-for-resale equipment and accessories).

Securities and Exchange Commission

November 24, 2008

Page Three

In future filings, the Company will quantify the pre-tax income target level for the last completed fiscal year that was used to determine incentive compensation. We do not plan to quantify pre-tax income targets for the year ahead, because we do not believe that these forward-looking performance target levels are material to an understanding of the compensation policies and decisions in the last completed fiscal year that must be discussed in the Compensation Discussion & Analysis.

For the financial performance components other than pre-tax income listed above, we do not plan to quantify the target levels, because we believe that disclosure of these targets would cause substantial competitive harm. We have outlined the bases for this conclusion in Appendix A to this letter, which is being submitted separately under cover of a FOIA Confidential Treatment Request pursuant to Rule 83.

In future filings, the Company will describe in greater detail the elements of personal annual priorities that are taken into account when determining annual cash incentive bonuses for executive officers.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and definitive proxy statement, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the Form 10-K and definitive proxy statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 453-3106, Dave Whitney, our corporate controller at (925) 453-3196, or our counsel, Walter Conroy of Morrison & Foerster LLP at (415) 268-7461. Thank you for your assistance.

Very truly yours,

/s/ Keith E. Pratt
Keith E. Pratt Senior Vice President and Chief Financial Officer

Securities and Exchange Commission

November 24, 2008

Page Four

cc:	Bret Johnson
Division of Corporation Finance
United States Securities and Exchange Commission

John Cash
Division of Corporation Finance
United States Securities and Exchange Commission

Dorine Miller
Division of Corporation Finance
United States Securities and Exchange Commission

Brigitte Lippmann
Division of Corporation Finance
United States Securities and Exchange Commission

Walter Conroy, Esq.
Morrison & Foerster LLP

Tony Perazzo
Grant Thornton LLP

Appendix A

The information in Appendix A has been submitted separately under cover of a FOIA Confidential Treatment Request pursuant to SEC Rule 83.